UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported):
May 17, 2011 (May 12, 2011)

PrepaYd, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-53270	76-0222016
(State or other jurisdiction of incorporation)	(Commission File Number)	(I. R. S. Employer Identification No.)

20271 S.W. Acacia Street #200, Newport Beach CA   92660

| (Address of principal executive offices) | (Zip Code) |

Issuer's telephone number, including area code   877-237-6260 x 110

Prepaid Card Holdings, Inc.
18500 Von Karman, Suite 530 Irvine, CA 92612

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On May 12, 2011, Prepaid Card Holdings, Inc. (the "Company") changed its name to PrepaYd, Inc. The Company filed the Amendment to its Articles of Incorporation with the State of Nevada on May 9, 2011 with a post-effective date of May 12, 2011. The purpose of the name change is to match the Company's new brand, "PrepaYd", and to reflect the expansion of the Company's business plan to provide additional prepaid products besides prepaid debit cards.

The name change is not in connection with any acquisition, merger, reorganization, or other change of control of the Company. Other than expansion into additional prepaid products, the business of the Company will remain the same. The Company's symbol, "PPDC.pk" will also remain the same.

Item 8.01. Other Events

On May 15, 2011, the Company issued the press release included herein as Exhibit 99.1

Item 9.01. Financial Statements and Exhibits

The following are included herein as Exhibits to this Current Report on Form 8-K:

No.	Description
3.1	Articles of Amendment of PrepaYd, Inc. (f.k.a. Prepaid Card Holdings, Inc.) filed May 9, 2011 and effective May 12, 2011.
99.1	Press Release dated May 15, 2011.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             PrepaYd, Inc.
                                             (f.k.a. Prepaid Card Holdings, Inc.)
                                             (Registrant)

Dated: May 17, 2011   By: \s\ Bruce A. Berman
                                             Bruce A. Berman
                                             Chief Executive Officer

Exhibit 3.1



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


090201

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20110347765-36**
	Filing Date and Time **05/09/2011 2:52 PM**
	Entity Number **C7098-1986**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Prepaid Card Holdings, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

1. The name of the Corporation is PrepaYd, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: a majority of outstanding shares

4. Effective date of filing: (optional)   Thursday, May 12, 2011
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X \s\ Bruce A. Berman   Bruce A. Berman, President
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

Exhibit 99.1

Prepaid Card Holdings, Inc. Changes Name to PrepaYd, Inc.
Stock Symbol and Business to Remain the Same

NEWPORT BEACH, Calif. May 15, 2011 Prepaid Card Holdings, Inc. (OTC:PPDC.PK -
News) announced today that it has changed its name to PrepaYd, Inc. effective today. The
Company has notified FINRA of the corporate action and has received notification from FINRA
that the company's name change will take effect on May 12th 2011. The purpose of the name
change is to match the Company's new brand, "PrepaYd", and to reflect the expansion of the
Company's business plan to provide additional prepaid products besides prepaid debit cards.

About PrepaYd, Inc. FKA Prepaid Card Holdings, Inc.

PrepaYd , Inc. is a provider of financial services in the prepaid debit card industry. The
company, through its wholly owned subsidiary, offers prepaid debit cards to America's estimated
60 million underbanked citizens. In addition to the underbanked consumer demographic, small
and mid-size businesses have found a much needed product with the company's Prepaid
Business Expense Card Program. With the diminishing credit card markets, companies need a
new way to fund employees' expenses other than through traditional credit cards or cash
reimbursements. For more information about Prepaid Card Holdings, Inc. visit
www.PrepaYdInc.com .

FORWARD-LOOKING SAFE HARBOR STATEMENT: To the extent that this release
discusses any expectations concerning future plans, financial results or performance, such
statements are forward looking within the meaning of Section 27A of the Securities Act of 1933,
as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are
subject to substantial risks and uncertainties. Actual results could differ materially from those
anticipated in the forward-looking statements. Readers are cautioned not to place undue reliance
on these forward-looking statements, which speak only as of the date hereof and reflect only
management's belief and expectations based upon presently available information. These
statements, and other forward-looking statements, are not guarantees of future performance and
involve risks and uncertainties and the company assumes no obligation to update any of the
forward-looking statements in this release.

Contact:
PrepaYd Inc.
Nona Vahdat, Investor Relations
949-553-9044 ext 221